Filed pursuant to Rule 424(b)(3)

Registration No. 333-228184

PROSPECTUS

PARKERVISION, INC.

6,414,970 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders listed under the heading Selling Stockholders of up to 6,414,970 shares of our common stock, par value $0.01 per share (“Common Stock”) issuable upon conversion of, and for the payment of interest from time to time at our option for (i) convertible promissory notes issued September 10, 2018 (“First Notes”) and (ii) a convertible promissory note issued September 19, 2018 (“Second Note”, and collectively together with the First Notes, the “Notes” or the “Convertible Notes Transactions”). The prices at which the selling stockholders may sell the shares registered hereunder will be determined by the prevailing market price for the shares or in negotiated transactions.

We will not receive proceeds from the sale of the shares by the selling stockholders.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We will pay the expenses of registering these shares, but all selling and other expenses incurred by the selling stockholders will be paid by the selling stockholders.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.” On November 12, 2018, the last reported sale price per share of our Common Stock was $0.26 per share.

You should read this prospectus and any prospectus supplement, together with additional information described under the headings “Incorporation of Documents by Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus and the risk factors incorporated by reference into this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any such authority has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 13, 2018.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	6
USE OF PROCEEDS	14
THE CONVERTIBLE NOTES TRANSACTIONS	15
SELLING STOCKHOLDERS	17
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	22
EXPERTS	22
WHERE YOU CAN FIND MORE INFORMATION	22
INCORPORATION OF DOCUMENTS BY REFERENCE	22

We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or in any supplement to this prospectus or free writing prospectus, and neither we nor the selling stockholders takes any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus relates to the resale of our Common Stock by the selling stockholders. Before buying any of our Common Stock, you should carefully read this prospectus, any supplement to this prospectus and the information and documents incorporated herein by reference, including the documents and information referenced in “Where You Can Find More Information” and “Incorporation of Documents by Reference.” These documents contain important information that you should consider when making your investment decision.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Our Company,” “Risk Factors,” and elsewhere in this prospectus and in the documents incorporated by reference herein are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions, and all other statements that are not statements of historical fact. You can identify these statements by words such as “may,” “will,” should,” “estimates,” “plans,” “expects,” “believes,” “intends” and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in “Our Company,” “Risk Factors,” and elsewhere in this prospectus and in the documents incorporated herein by reference. You are cautioned not to place undue reliance on any forward-looking statements. We are under no duty to update or revise any of the forward-looking statements or risk factors to conform them to actual results or to changes in our expectations.

PROSPECTUS SUMMARY

This summary highlights certain selected information about us, this offering and the securities offered hereby. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Common Stock. For a more complete understanding of our Company and this offering, we encourage you to read and consider the more detailed information included or incorporated by reference in the prospectus, including in “Risk Factors” and our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2018 and June 30, 2018, including the consolidated financial statements and related notes that are included therein and incorporated by reference herein. Unless we specify otherwise, all references in this prospectus to “ParkerVision,” “we,” “our,” “us” and “our company” refer to ParkerVision, Inc. and its subsidiaries.

Our Company

We are in the business of innovating fundamental wireless technologies and products. We have designed and developed a distributed Wi-Fi product line for consumers and small businesses that is being marketed under the brand name Milo®. We have also designed, developed and marketed our proprietary radio frequency (“RF”) technologies and integrated circuits for use in wireless communication products. We have expended significant financial and other resources to research and develop our RF technologies and to obtain patent protection for those technologies in the United States and certain foreign jurisdictions. We believe certain patents protecting our proprietary technologies have been broadly infringed by others and therefore our business plan includes enforcement of our intellectual property rights through patent infringement litigation and licensing efforts.

We have recently restructured our operations in light of our limited capital resources (see Restructuring and Cost Reduction Measures under “Recent Developments”). Our primary business strategy is to support the investments we have made in developing and protecting our technologies by focusing on our patent enforcement program. We have made significant investments in developing and protecting our technologies and products, the returns on which are dependent upon the generation of future revenues for realization.

We also have significant net operating loss (“NOL”) carryforwards that we consider a key asset of our business as these NOLs could provide shelter to over $300 million of future earnings.

Our principal office is located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256, and our telephone number is (904) 732-6100.

Recent Developments

Nasdaq Delisting

Trading of our Common Stock on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) was suspended effective at the open of business on August 17, 2018 as a result of our failure to maintain at least $35 million in market value of listed securities. Our Common Stock began trading on the OTCQB, an over-the-counter market, immediately following delisting from Nasdaq. Our trading symbol, “PRKR”, remained unchanged. We intend to remain a public reporting company. We plan to continue to maintain a majority of independent directors on our Board of Directors (“Board”) with an independent Audit Committee and to provide annual financial statements audited by a Public Company Accounting Oversight Board auditor and unaudited interim financial statements prepared in accordance with U.S. generally accepted accounting principles. However, the OTCQB is a significantly more limited market than Nasdaq.

Restructuring and Cost Reduction Measures

The preparation of our unaudited financial statements for the quarter ended September 30, 2018 is not yet complete. Accordingly, the following financial information is only an estimate, which may differ from the actual results that will be reflected in our unaudited financial statements for such quarter when our unaudited financial statements are completed. The preliminary financial data included in this “Restructuring and Cost Reduction Measures” section of this prospectus has been prepared by, and is the responsibility of management. Neither PricewaterhouseCoopers LLP nor BDO USA LLP have audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP and BDO USA LLP do not express an opinion or any other form of assurance with respect hereto.

In August 2018, we commenced the implementation of cost reduction measures including a reduction in our workforce, the closure of our Lake Mary, Florida office and a reduction in executive and management salaries in order to reduce our ongoing operating expenses. During the third quarter of 2018, we expect to incur charges to operating results of approximately $1.5 million which will include (i) approximately $0.1 million in severance costs for affected employees, (ii) approximately $0.1 million for the estimated fair value of our remaining lease rental payments for our Lake Mary, Florida facility, net of deferred rent and estimated sublease rental income, (iii) approximately $0.4 million for the impairment of assets no longer used in operations, and (iv) approximately $0.9 million in impairment charges in order to reduce excess product inventory to its estimated net realizable value. We expect the cost reduction measures will result in up to $8 million in annualized cost savings.

In September 2018, we reduced the size of our Board from eight to five members. In connection with the size reduction, four of our directors, Mr. William Hightower, Mr. John Metcalf, Dr. Nam Suh, and Mr. Papken der Torossian, resigned. The resignation of our directors was not due to any disagreement with us on any matter relating to our operations, policies, practices, or otherwise. The Board appointed Mr. Lewis H. Titterton to fill the vacancy resulting from the director resignations. The Board also appointed Mr. Titterton and Mr. Paul Rosenbaum to the Audit Committee. The new Board modified the Board compensation plan eliminating cash fees for Board and committee service. Each of the four independent directors was awarded a grant of a nonqualified stock option for the purchase of up to 125,000 shares of our Common Stock at an exercise price of $0.60 per share. The options were awarded under our 2011 Equity Performance Plan and vest in four equal quarterly increments.

Debt Issuance

In September 2018, we entered into a non-interest bearing promissory note with one of our patent litigation firms, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), in settlement of approximately $1.9 million in accounts payable to Mintz as of June 30, 2018. The note provides for an increase in principal up to $2.5 million to include up to approximately $0.6 million of additional billings expected to be incurred in connection with our patent enforcement actions. The note requires monthly installments of $200,000 beginning November 1, 2018 until repaid in full. We have pledged as security for the note an aggregate of twenty-five (25) U.S. patents and six (6) correlating foreign patents that were simultaneously released by our litigation funder, Brickell Key Investments LP (“Brickell”) under an amendment to our claims proceeds investment agreement with Brickell.

Recent Court Decisions

In September 2018, the United States Court of Appeals for the Federal Circuit issued a decision affirming the lower court Patent Trial and Appeal Board’s (“PTAB”) March 2017 ruling that certain method claims of our U.S. Patent 6,091,940 (“the ‘940 Patent”) were not proven by Qualcomm, Incorporated (“Qualcomm”) to be un-patentable in light of Qualcomm’s challenges. The Federal Circuit also affirmed the PTAB’s prior ruling that certain apparatus claims of the ‘940 Patent were un-patentable. The ‘940 Patent is asserted in a May 2014 district court case against Qualcomm in the Middle District of Florida. This district court case was stayed pending the Federal Circuit decision.

In October 2018, the German Federal Patent Court in Munich (“German Court”) ruled in a nullity case filed by Qualcomm that our German transmitter patent 1 206 831 (“the ‘831 Patent”) is invalid. We are evaluating options for appeal of this decision. The ‘831 Patent is the subject of infringement cases against LG Electronics Deutschland GmbH (“LG”) and Apple, Inc., Apple Distribution International and Apple Retail Germany B.V. & Co. KG (collectively “Apple”) for products that incorporate Qualcomm chips.

Increase to Authorized Common Stock

On October 30, 2018, our stockholders approved a proposal to amend our Amended and Restated Articles of Incorporation to increase the number of our authorized shares of Common Stock from 40 million to 75 million shares. The increase in authorized shares of Common Stock will enable us to reserve a sufficient number of shares of Common Stock under the securities purchase agreements with the selling stockholders and any additional convertible notes that we may sell in the future while retaining flexibility to respond to future business needs and opportunities as they arise. We filed the amendment to our Amended and Restated Articles of Incorporation on October 30, 2018 and it became effective on such date.

Background of the Offering

Convertible Notes Transactions

On September 10, 2018 and September 19, 2018, we entered into securities purchase agreements (“Purchase Agreements”) for the sale of the First Notes and the Second Note for proceeds of $900,000 and $425,000, respectively. The principal, and unpaid interest accrued on the Notes, is convertible into shares of our Common Stock at fixed conversion prices of $0.40 and $0.57, respectively. Any unconverted outstanding principal and unpaid interest accrued on the Notes is payable in cash on or about the five year anniversary of the issuance date.

At any time following the one-year anniversary of the issuance date, we may prepay the then outstanding principal amount of the Notes, along with any unpaid accrued interest (the “Prepayment Amount”) upon thirty days’ written notice. The holder will have the right within twenty days to convert all or a portion of the Prepayment Amount into shares of Common Stock at the fixed conversion price. Any Prepayment Amount paid in cash will include a premium of 25% prior to the two-year anniversary of the date the Note was issued, 20% prior to the three-year anniversary of the date the Note was issued, 15% prior to the four-year anniversary of the date the Note was issued, or 10% thereafter.

Interest of 8% per annum is payable on the Notes beginning on the six-month anniversary of the issuance date and in quarterly installments thereafter at our option, subject to certain equity conditions, in either (i) cash or (ii) shares of Common Stock, or (iii) a combination of cash and shares of Common Stock. If we elect to pay accrued interest in shares of Common Stock, the price per share will be determined by the then-market price of the Common Stock, which may be less than the stated conversion price of the Notes.

The Notes provide for events of default that include (i) failure to pay principal or interest when due, (ii) any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreements or Notes, (iii) events of liquidation or bankruptcy, and (iv) a change in control. In the event of default, the interest rate increases to 12% per annum and the outstanding principal balance of the Notes plus all accrued interest due may be declared immediately payable by the holders of a majority of the then outstanding principal balance of the Notes.

We also entered into registration rights agreements (the “Registration Rights Agreements”) with the selling stockholders pursuant to which we agreed to register the shares of Common Stock underlying the Notes. We committed to file the registration statement by the 60th calendar day following each respective closing date of the Notes and to cause the registration statement to become effective by the 120th calendar day following each respective closing date of the Notes. The Registration Rights Agreements provide for liquidated damages upon the occurrence of certain events including failure by us to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by the selling stockholders for the Notes upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Offering

Common Stock being offered by the selling stockholders (1)	6,414,970 shares under the Notes.
Common Stock outstanding	26,203,588 shares as of November 2, 2018
Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the shares offered for sale under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholders.
OTCQB Symbol	PRKR
Risk Factors	Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in shares of our Common Stock.

(1)	Assumes conversion of the Notes in full at their respective maturity dates at $0.40 per share, with respect to the First Notes, and $0.57 per share with respect to the Second Note, and assumes that interest paid through maturity will be paid in shares of Common Stock at a price of $0.155 per share, which is approximately half of the average of the last sale price of our Common Stock for the five days prior to the date of this prospectus.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information included in our filings with the SEC which are incorporated herein by reference. The risks and uncertainties described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline because of any one of these risks, and you may lose all or part of your investment.

Financial and Operating Risks

Our financial condition raises substantial doubt as to our ability to continue as a going concern.

In conjunction with our issuance of our interim condensed consolidated financial statements for the quarter ended June 30, 2018, we were required to evaluate our ability to continue as a going concern. Note 2 to the interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the period ended June 30, 2018 includes a discussion regarding our liquidity and our conclusion that there is substantial doubt about our ability to continue as a going concern. Additionally, our independent registered certified public accounting firm that audited our consolidated financial statements for the year ended December 31, 2017 included in their audit report a statement indicating substantial doubt regarding our ability to continue as a going concern. Further, Note 2 to the consolidated financial statements included in Item 8 of our Annual Report on Form 10-K for the year ended December 31, 2017 includes a discussion regarding our liquidity and our conclusion that there is a substantial doubt about our ability to continue as a going concern. Our consolidated financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The substantial doubt as to our ability to continue as a going concern may adversely affect our ability to negotiate reasonable terms with our suppliers and may adversely affect our ability to raise additional capital in the future.

We have had a history of losses which may ultimately compromise our ability to implement our business plan and continue in operation.

We have had losses in each year since our inception in 1989, and continue to have an accumulated deficit which, at June 30, 2018, was approximately $380.2 million. Our net loss for the six months ended June 30, 2018 and for the year ended December 31, 2017 were approximately $8.8 million and $19.3 million, respectively. To date, our technologies and products have not produced revenues sufficient to cover operating, research and development and overhead costs. We will continue to make expenditures on patent protection and enforcement, research and development, marketing, and general operations in order to secure and fulfill any contracts that we achieve for the sale of our products or technologies. Our revenues in 2018 will not bring us to profitability and our current capital resources will not be sufficient to sustain our operations through 2018. If we are not able to generate sufficient revenues or obtain sufficient capital resources, we will not be able to implement our business plan or meet our current obligations due within the twelve months after the issuance date of our consolidated financial statements and investors will suffer a loss in their investment. This may also result in a change in our business strategies.

We will need to raise substantial additional capital in the future to fund our operations. Failure to raise such additional capital may prevent us from implementing our business plan as currently formulated.

Because we have had net losses and, to date, have not generated positive cash flow from operations, we have funded our operating losses primarily from the sale of equity securities and through our secured contingent debt obligation. Our capital resources include cash, cash equivalents, including restricted cash equivalents, and available-for-sale securities of $0.1 million at June 30, 2018. Subsequent to June 30, 2018, we received approximately $1.95 million from the sale of equity securities, including warrants and pre-funded warrants in a private placement transaction with Aspire Capital Fund LLC (“Aspire Capital”) and, upon execution of the Convertible Notes Transactions, we received an additional $1.3 million. Although we implemented significant cost reduction measures in August 2018, our business plan will continue to require expenditures for patent protection and enforcement, marketing and sales, research and development and general operations. For the six months ended June 30, 2018 and the year ended December 31, 2017, we used $6.1 million and $14.1 million, respectively in cash for operations which was funded primarily through the sale of equity securities. Our current capital resources will not be sufficient to meet our working capital needs for the twelve months after the issuance of our consolidated financial statements and we will require additional capital to fund our operations. Additional capital may be in the form of debt securities, the sale of equity securities, including common or preferred stock, additional litigation funding, or a combination thereof. Failure to raise additional capital will have a material adverse impact on our ability to achieve our business objectives.

The issuance of debt securities or additional equity securities may result in dilution and/or impose covenants or restrictions that create operational limitations or other obligations.

We will require additional capital to fund our operations and meet our current obligations due within the twelve months after the issuance date of our consolidated financial statements. Financing, if any, may be in the form of debt or sales of equity securities, including common or preferred stock. The sale of equity securities, including common or preferred stock, may result in dilution to the current shareholders’ ownership. For example, we are party to a common stock purchase agreement (the “Equity Line Agreement”), dated as of October 17, 2017, with Aspire Capital. The sale of shares of Common Stock pursuant to this agreement has the potential to be significantly dilutive to our shareholders. Under the Equity Line Agreement, Aspire Capital committed to purchase up to an aggregate of $20 million in shares of our Common Stock over the 30-month term of the agreement at purchase prices based on the market price of our Common Stock. As of October 30, 2018, we have sold 3,712,500 shares of Common Stock to Aspire Capital under the agreement, which represents approximately 14.2% of our current total shares outstanding, for an aggregate purchase price of $3.1 million. We have the ability to sell up to an additional $16.9 million in shares (or 33.8 million shares assuming a purchase price of $0.50 per share) under the Equity Line Agreement, subject to certain daily limits, and provided that, among other things, the shares are registered for resale by Aspire Capital, the last closing price of the Common Stock is no less than $0.50 and we have sufficient authorized shares under our articles of incorporation. Debt instruments or the sale of preferred stock may result in the imposition of operational limitations and other covenants and payment obligations, any of which may be burdensome to us and may have a material adverse impact on our ability to implement our business plan as currently formulated.

Further, the First Notes have an aggregate outstanding principal balance of $900,000, with a maturity date of September 7, 2023, and the Second Note has an outstanding principal balance of $425,000 with a maturity date of September 18, 2023. The Notes accrue interest at a rate of 8% per annum. If we are unable to make payments as they come due, we could default under the terms of the Notes. In such event, or if we are otherwise in default under one or more of such agreements, the interest rate will increase to 12% per annum and the holders of a majority of the outstanding principal balance of the Notes may accelerate the Notes and declare all amounts borrowed due and payable. If any of those events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us. Failure to maintain existing or secure new financing could have a material adverse effect on our liquidity and financial position.

Our ability to utilize our tax benefits could be substantially limited if we fail to generate sufficient income or if we experience an “ownership change.”

We have cumulative NOL carryforwards totaling approximately $328.4 million at December 31, 2017 which expire in varying amounts from 2018 to 2036. Our ability to fully recognize the benefits from those NOLs is dependent upon our ability to generate sufficient income prior to their expiration. In addition, our NOL carryforwards may be limited if we experience an “ownership change” as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change under Section 382 occurs if 5% shareholders increase their collective ownership of the aggregate amount of our outstanding shares by more than 50 percentage points over a relevant lookback period. In order to avoid limitations imposed by Section 382 of the Code, we may be limited in the amount of additional equity securities we are able to sell to raise capital. Accordingly, our desire to preserve our NOLs may cause us to forgo otherwise attractive funding opportunities.

Our litigation funding arrangements may impair our ability to obtain future financing and/or generate sufficient cash flows to support our future operations.

We have funded much of our cost of litigation through contingent financing arrangements with a third-party funder and contingent fee arrangements with legal counsel. The repayment obligation to the third-party funder is secured by the majority of our assets until such time that we have repaid a specified minimum return. Furthermore, our contingent financing arrangements will result in reductions in the amount of net proceeds retained by us from litigation, licensing and other patent-related activities. For example, the third-party litigation funder is currently entitled to priority payment of at least the next $12.2 million in patent-related proceeds received by us. Thereafter, any remaining net proceeds will be prorated between us, our legal counsel and the third-party funder. The long-term continuation of our business plan is dependent upon our ability to secure sufficient financing to support our business, and our ability to generate revenues and/or patent related proceeds sufficient to offset expenses and meet our contingent payment obligation. Failure to generate revenue or other patent-related proceeds sufficient to repay our contingent obligation may impede our ability to obtain additional financing which will have a material adverse effect on our ability to achieve our long-term business objectives.

Our litigation can be time-consuming, costly and we cannot anticipate the results.

Since 2011, we have spent a significant amount of our financial and management resources to pursue patent infringement litigation against third parties. We believe this litigation, and others that we may in the future determine to pursue, could continue to consume management and financial resources for long periods of time. There can be no assurance that our current or future litigation matters will ultimately result in a favorable outcome for us. In addition, even if we obtain favorable interim rulings or verdicts in particular litigation matters, they may not be predictive of the ultimate resolution of the matter. Unfavorable outcomes could result in exhaustion of our financial resources and could otherwise hinder our ability to pursue licensing and/or product opportunities for our technologies which would have a material adverse impact on our financial condition, results of operations, cash flows, and business prospects. We have contingent fee arrangements in place with others to reduce our litigation related expenditures; however any litigation-based, or other patent related, amounts collected by us will be subject to contingency payments to our legal counsel and other funding parties which will reduce the amount retained by us.

If our patents and intellectual property rights do not provide us with the anticipated market protections, our competitive position, business, and prospects will be impaired.

We rely on our intellectual property rights, including patents and patent applications, to provide competitive advantage and protect us from theft of our intellectual property. We believe that our patents are for entirely new technologies and that our patents are valid, enforceable and valuable. However, third parties have made claims of invalidity with respect to certain of our patents and other similar claims may be brought in the future. For example, the Federal Patent Court in Munich recently invalidated one of our patents that is the subject of infringement cases against LG and Apple in Germany following a nullity claim filed by Qualcomm. If our patents are shown not to be as broad as currently believed, or are otherwise challenged such that some or all of the protection is lost, we will suffer adverse effects from the loss of competitive advantage and our ability to offer unique products and technologies. As a result, there would be an adverse impact on our financial condition and business prospects. Furthermore, defending against challenges to our patents may give rise to material costs for defense and divert resources away from our other activities.

We are subject to outside influences beyond our control, including new legislation that could adversely affect our licensing and enforcement activities and have an adverse impact on the execution of our business plan.

Our licensing and enforcement activities are subject to numerous risks from outside influences, including new legislation, regulations and rules related to obtaining or enforcing patents. For instance, the U.S. recently enacted sweeping changes to the U.S. patent system including changes that transition the U.S. from a “first-to-invent” to a “first to file” system and that alter the processes for challenging issued patents. To the extent that we are unable to secure patent protection for our future technologies and/or our current patents are challenged such that some or all of our protection is lost, we will suffer adverse effects to our ability to offer unique products and technologies. As a result, there would be an adverse impact on our financial position, results of operations and cash flows and our ability to execute our business plan.

Our industry is subject to rapid technological changes which if we are unable to match or surpass, will result in a loss of competitive advantage and market opportunity.

Because of the rapid technological development that regularly occurs in the wireless technology industry, we must continually devote substantial resources to developing and improving our technology and introducing new product offerings. For example, in the six months ended June 30, 2018 and in the fiscal years 2017 and 2016, we spent approximately $1.9 million, $4.3 million, and $3.3 million, respectively, on research and development. As a result of our recent cost reduction measures, we do not expect to continue to spend a significant amount in this area in the future which could result in a loss in market opportunity and obsolescence of our products which could adversely affect our revenue potential.

If our technologies and/or products are not commercially accepted, our developmental investment will be lost and our ability to do business will be impaired.

There can be no assurance that our research and development will produce commercially viable technologies and products, or that our technologies and products will be established in the market as improvements over current competitive offerings. If our existing or new technologies and products are not commercially accepted, the funds expended will not be recoverable, and our competitive and financial position will be adversely affected. In addition, perception of our business prospects will be impaired with an adverse impact on our ability to do business and to attract capital and employees.

We are reliant on component suppliers and contract manufacturers for adequate supply of components for our products, and the failure of our supply chain due to financial problems of suppliers, a shortage of adequate component supply or manufacturing capacity, or other factors that results in an increase in our costs or a delay in our ability to fill customer orders, could have an adverse impact on our business or operating results.

Our growth and ability to meet customer demand for our products depend, in part, on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We may in the future experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing or capacity issues at our suppliers or contract manufacturers, financial problems of our suppliers, or strong demand in the industry for those parts. During periods of shortages or delays, the price of components may increase, or the components may not be available at all. We may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products to meet customer demand. A reduction or interruption in supply, a significant increase in the price of one or more components, or a failure to appropriately adjust our requirements based on our business needs, could adversely impact our revenue and gross margins.

If we fail to properly estimate customer demand for our products, an oversupply of component parts could result in excess or obsolete inventory that could adversely affect our operating results.

Our operating results would be adversely affected if, anticipating greater demand for our products than actually develops, we commit to the purchase of more component parts than we need which is more likely to occur in a period of demand uncertainties such as during the rollout of a new product line like our Milo product line. In addition, component purchase commitments made by us in order to shorten lead times could also lead to excess and obsolete inventory charges. If we fail to anticipate customer demand properly, an oversupply of component parts could result in excess or obsolete components that could adversely affect our gross margins and operating results. For example, the demand for our Milo product line to date has been significantly less than anticipated resulting in an oversupply of both component parts and finished products. We expect to incur impairment charges in the third quarter of 2018 as a result of this excess inventory. These impairment charges will adversely affect our gross margins and operating results.

If we experience quality issues with our products, our competitive position, business and market opportunity may be impaired.

We produce products that incorporate leading-edge technology, including both hardware and software. Software typically contains bugs that can unexpectedly interfere with expected operations. There can be no assurance that our pre-shipment testing programs will be adequate to detect all defects, either ones in individual products or ones that could affect numerous shipments, which might interfere with customer satisfaction, reduce sales opportunities, or affect gross margins. If we have to replace certain components and provide remediation in response to the discovery of defects or bugs in products that we had shipped, there can be no assurance that such remediation would not have a material impact. An inability to cure a product defect could result in the failure of a product line, damage to our reputation, inventory costs, or product reengineering expenses, any of which could have a material impact on our revenue, margins, and net losses.

We are highly dependent on Mr. Jeffrey Parker as our chief executive officer. If his services were lost, it would have an adverse impact on the execution of our business plan.

Because of Mr. Parker’s leadership position in our Company and the respect he has garnered in both the industry in which we operate and the investment community, the loss of his services might be seen as an impediment to the execution of our business plan. If Mr. Parker was no longer available to us, investors might experience an adverse impact on their investment. We maintain $5 million in key-employee life insurance for our benefit for Mr. Parker.

If we are unable to attract or retain key executives and other highly skilled employees, we will not be able to execute our current business plans.

Our business is very specialized, and therefore it is dependent on having skilled and specialized key executives and other employees to conduct our business activities. The inability to obtain or retain these key executives and other specialized employees would have an adverse impact on the research, development and technical support activities that our products and our patent enforcement actions require. These activities are instrumental to the successful execution of our business plan.

Risks Relating To Our Common Stock

Our outstanding options, warrants, and restricted share units may affect the market price and liquidity of the Common Stock.

On September 30, 2018, we had 26,200,405 shares of Common Stock outstanding and had 11,841,394 options, warrants, and restricted share units outstanding for the purchase and/or issuance of additional shares of Common Stock. Of these outstanding equity instruments, 11,287,894 were exercisable as of September 30, 2018, including 5,000,000 pre-funded warrants that are exercisable at $0.01 per share. All of the shares of Common Stock underlying these securities are registered for sale to the holder or for public resale by the holder. In addition, as described more fully below, holders of the Notes may elect to receive a substantial number of shares of Common Stock upon conversion of the Notes and we may elect to pay accrued interest on the Notes in shares of Common Stock. The shares of our Common Stock underlying the Notes are being registered hereunder. The amount of Common Stock available for the sales may have an adverse impact on our ability to raise capital and may affect the price and liquidity of the Common Stock in the public market. In addition, the issuance of these shares of Common Stock will have a dilutive effect on current shareholders’ ownership.

The price of our Common Stock may be subject to substantial volatility.

The trading price of our Common Stock has been and may continue to be volatile. Between September 30, 2016 and September 30, 2018, the reported high and low sales prices for our Common Stock ranged between $0.21 and $4.55 per share. The price of our Common Stock may continue to be volatile as a result of a number of factors, some of which are beyond our control. These factors include, but are not limited to, developments in outstanding litigations, our performance and prospects, general conditions of the markets in which we compete, and economic and financial conditions. Such volatility could materially and adversely affect the market price of our Common Stock in future periods.

Our Common Stock was delisted from the Nasdaq Capital Market and is now quoted on OTCQB, an over-the-counter market. There can be no assurance that our Common Stock will continue to trade on the OTCQB or on another over-the-counter market or securities exchange.

Trading of our Common Stock on the Nasdaq Capital Market was suspended effective at the open of business on August 17, 2018 as a result of our failure to maintain least $35 million in market value of listed securities. Our Common Stock began trading on the OTCQB, an over-the-counter market, immediately following delisting from Nasdaq, under the symbol “PRKR”. The over-the-counter market is a significantly more limited market than Nasdaq, and the quotation of our Common Stock on the over-the-counter market may result in a less liquid market available for existing and potential stockholders to trade shares of our Common Stock. Securities traded in the over-the-counter market generally have less liquidity due to factors such as the reduced number of investors that will consider investing in the securities, the reduced number of market makers in the securities, and the reduced number of securities analysts that follow such securities. As a result, holders of shares of our Common Stock may find it difficult to resell their shares at prices quoted in the market or at all. We may be subject to additional compliance requirements under applicable state laws relating to the issuance of our securities. This could have a long-term adverse effect on our ability to raise capital, which ultimately could adversely affect the market price of our Common Stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. We cannot provide any assurances as to if or when we will be in a position to relist our Common Stock on a nationally-recognized securities exchange.

Our Common Stock may be deemed to be a “penny stock” and broker-dealers who make a market in our stock may be subject to additional compliance requirements.

If our Common Stock is deemed to be a "penny stock" as defined in the Securities Exchange Act of 1934, broker-dealers who make a market in our stock will be subject to additional sales practice requirements for selling our Common Stock to persons other than established customers and accredited investors. For instance, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the penny stock rules, if they were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities, and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

We do not currently pay dividends on our Common Stock and thus stockholders must look to appreciation of our Common Stock to realize a gain on their investments.

We do not currently pay dividends on our Common Stock and intend to retain our cash and future earnings, if any, to fund our business plan. Our future dividend policy is within the discretion of our Board and will depend upon various factors, including our business, financial condition, results of operations and capital requirements. We therefore cannot offer any assurance that our Board will determine to pay special or regular dividends in the future. Accordingly, unless our Board determines to pay dividends, stockholders will be required to look to appreciation of our Common Stock to realize a gain on their investment. There can be no assurance that this appreciation will occur.

Provisions in our articles of incorporation and by-laws could have effects that conflict with the interest of shareholders.

Some provisions in our articles of incorporation and by-laws could make it more difficult for a third party to acquire control of us. For example, our Board is divided into three classes with directors having staggered terms of office, our Board has the ability to issue preferred stock without shareholder approval, and there are advance notification provisions for director nominations and submissions of proposals from shareholders to a vote by all the shareholders under the by-laws. Florida law also has anti-takeover provisions in its corporate statute.

We have a shareholder protection rights plan that may delay or discourage someone from making an offer to purchase the company without prior consultation with the Board and management, which may conflict with the interests of some of the shareholders.

On November 17, 2005, as amended on November 20, 2015, our Board adopted a shareholder protection rights plan which called for the issuance, on November 29, 2005, as a dividend, of rights to acquire fractional shares of preferred stock. The rights are attached to the shares of Common Stock and transfer with them. In the future the rights may become exchangeable for shares of preferred stock with various provisions that may discourage a takeover bid. Additionally, the rights have what are known as “flip-in” and “flip-over” provisions that could make any acquisition of our Company more costly. The principal objective of the plan is to cause someone interested in acquiring our Company to negotiate with the Board rather than launch an unsolicited bid. This plan may limit, prevent, or discourage a takeover offer that some shareholders may find more advantageous than a negotiated transaction. A negotiated transaction may not be in the best interests of the shareholders.

The conversion of the Notes into shares of Common Stock, and the issuance of Common Stock by us as payment of accrued interest upon the Notes, could materially dilute our current stockholders.

We issued an aggregate principal amount of $1,325,000 under the Notes. The Notes are convertible into shares of our Common Stock at fixed conversion prices, which may be less than the market price of our Common Stock at the time of conversion. If the entire principal and interest accrued on the Notes is converted into shares of Common Stock on the respective maturity dates of the Notes, we would be required to issue an aggregate of up to 2,995,615 shares of Common Stock, which represents approximately 11.4% of the number of shares outstanding as of November 2, 2018 on an after-issued basis. If we issue all of these shares, the ownership of our current stockholders will be diluted.

Further, we may elect to pay interest on the Notes, in our option, in shares of Common Stock, at a price equal to the then-market price for our Common Stock. As of the date of this prospectus, we do not believe that we will have the financial ability to make all payments on the Notes in cash when due. Accordingly, we intend, as of the date of this prospectus, to make such payments in shares of our Common Stock to the greatest extent possible. Such interest payments could further dilute our current stockholders.

Sales of substantial amounts of our Common Stock by the selling stockholders, or the perception that these sales could occur, could adversely affect the price of our Common Stock.

The sale by the selling stockholders of a significant number of shares of Common Stock, or the perception in the public markets that the selling stockholders may sell all or a portion of the Common Stock issuable upon conversion of the Notes or as payment of interest thereon, could have a material adverse effect on the market price of our Common Stock.

We may be obligated to repay the Notes at a premium upon the occurrence of an Event of Default (as defined in the Notes).

If we fail to comply with the various covenants set forth in the Notes, including failure to pay principal or interest when due or consummating a change in control, we could be in default thereunder. Upon an Event of Default under the Notes, the interest rate of the Notes will increase to 12% per annum and the outstanding principal balance of the Notes plus all accrued unpaid interest may be declared immediately payable by the holders of a majority of the then-outstanding principal balance of the Notes. We may not have sufficient available funds to repay the Notes upon an Event of Default, and we cannot provide assurances that we will be able to obtain other financing at terms acceptable to us, or at all.

USE OF PROCEEDS

This prospectus relates to shares of our Common Stock that may be offered and sold from time to time by selling stockholders. We will not receive any proceeds upon the sale of shares by a selling stockholder.

THE CONVERTIBLE NOTES TRANSACTIONS

On September 10, 2018, we consummated the sale of convertible promissory notes (the “First Notes”) for aggregate proceeds of $900,000. In connection with the transaction, we entered into a purchase agreement with accredited investors which provides for the sale of the First Notes with an aggregate face value of $900,000. The outstanding principal and interest accrued on the First Notes are convertible at any time and from time to time by the holders into shares of our Common Stock at a fixed conversion price of $0.40 per share. Any unconverted, outstanding principal amount of the First Notes is payable in cash on September 7, 2023.

On September 19, 2018, we consummated the sale of a convertible promissory note (the “Second Note”) to an accredited investor for aggregate proceeds of $425,000. The Second Note was issued on substantially the same terms and conditions as the First Notes except that the Second Note is convertible at any time and from time to time by the holder at a fixed conversion price of $0.57 per share and a maturity date of September 18, 2023. The First Notes and Second Note are collectively referred to herein as the “Convertible Notes Transactions” or the “Notes”.

At any time following the one-year anniversary of the issuance of the Notes, we may prepay the then outstanding principal amount of the Notes, along with any accrued interest (the “Prepayment Amount”), upon at least thirty (30) days written notice to the holder (“Prepayment Notice”). The holder will have the right, upon written notice within twenty (20) business days of receipt of the Prepayment Notice, to convert all or a portion of the Prepayment Amount into shares of our Common Stock at the fixed conversion price. Any Prepayment Amount in cash will include a premium of 25% prior to the two-year anniversary of the Notes issuance date, 20% prior to the three-year anniversary of the Notes issuance date, 15% prior to the four-year anniversary of the Notes issuance date, or 10% thereafter.

Interest of 8% per annum is payable on the Notes beginning on the earlier of (i) the effective date of a Registration Statement registering the shares underlying the Notes or (ii) the one hundred eighty (180) day anniversary of the issuance dates of the Notes and in quarterly installments thereafter at our option, subject to certain equity conditions, in either (i) cash or (ii) shares of Common Stock (“Repayment Shares”), or (iii) a combination of cash and Repayment Shares.

The number of Repayment Shares is determined by dividing the interest payment amount by the closing price of our Common Stock on the trading day prior to the interest payment date, which may be less than the stated conversion price of the Notes. We may only elect to issue Repayment Shares if (i) no Event of Default (as defined below) has occurred or is occurring, (ii) the holder has not been issued greater than 14.99% of our then outstanding shares, inclusive of the Repayment Shares being issued, unless expressly waived by the Board, (iii) the Repayment Shares are registered on an effective Registration Statement or otherwise subject to an exemption therefrom, and (iv) our shares are listed or quoted on a market or exchange which includes the OTCQB, the OTCQX or the “Pink Sheets” published by the OTC Market Groups.

The Notes provide for events of default that include (i) failure to pay principal or interest when due, (ii) any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement or Notes, (iii) events of liquidation or bankruptcy, and (iv) a change in control (each of which is an “Event of Default”). In the Event of Default, the interest rate increases to 12% per annum and the outstanding principal balance of the Notes plus all accrued interest due may be declared immediately payable by the holders of a majority of the then outstanding principal balance of the Notes.

Under the terms of the Notes, no holder shall have the right to convert the Notes to the extent that, after giving effect to such conversion, the holder would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the number of shares of Common Stock outstanding immediately after giving effect to the conversion. Upon written notice to us, a holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99%.

We also entered into registration rights agreements with the holders pursuant to which we will register the shares of Common Stock underlying the Notes, including shares of Common Stock that may be issued, at our election, as payment of quarterly interest and without regard to the Maximum Percentage. We committed to file the registration statement by the 60th calendar day following each respective closing date of the Notes and to cause the registration statement to become effective by the 120th calendar day following the closing dates of the Notes. The registration rights agreements provide for liquidated damages upon the occurrence of certain events including our failure to file the registration statement or cause it to become effective by the agreed upon deadlines. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by each holder for the Notes upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%, payable by us in cash. If we fail to pay any liquidated damages within seven days after the date payable, such liquidated damages will accrue daily interest at a rate of 12% per annum.

We will use our reasonable best efforts to keep this or a successor registration statement effective until the date that all registrable securities (as defined in the registration rights agreements) (i) have been sold thereunder or pursuant to Rule 144 promulgated under the Securities Act or (ii) may be sold without volume or manner-of-sale restrictions, and without regard to our compliance with the current public information requirement pursuant to Rule 144.

SELLING STOCKHOLDERS

The selling stockholders may from time to time offer for resale any or all of the shares of our Common Stock set forth below pursuant to this prospectus. Because the Notes are convertible into Common Stock at the option of the holder from time to time, including upon our notice of repayment, and because we may repay the outstanding principal and unpaid accrued interest in shares of Common Stock from time to time, the number of shares that ultimately will be issuable upon conversion of the Notes may be less than the number of shares being offered by this prospectus.

When we refer to the “selling stockholders” in this prospectus, we mean the individuals and entities listed in the table below, and each of their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our Common Stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the names of the selling stockholders for whom we are registering shares for sale to the public, the number of shares of Common Stock beneficially owned by the selling stockholders prior to this offering, the total number of shares of Common Stock that the selling stockholders may offer pursuant to this prospectus and the number of shares of Common Stock that the selling stockholders will beneficially own after this offering. Except as noted below, the selling stockholders do not have, and within the past three years have not had, any material relationship with us or any of our predecessors or affiliates, and the selling stockholders are not or were not affiliated with registered broker-dealers.

Each selling stockholder that is an affiliate of a broker-dealer acquired the shares of Common Stock beneficially owned by it in the ordinary course of business and, at the time of acquisition had no agreements or understandings, directly or indirectly, with any person to distribute the shares of Common Stock.

Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of the shares of our Common Stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, the selling stockholders will not own any shares other than those appearing in the column entitled “Beneficial Ownership After This Offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of Common Stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our Common Stock in transactions exempt from the registration requirements of the Securities Act after the date on which it provided the information set forth in the table below.

			Beneficial Ownership After this Offering
Name	Shares of Common Stock Owned Prior to this Offering (1)	Shares of Common Stock Being Offered (2)	Number of Shares (3)	%(3)
GEM Partners, L.P (4)	1,257,397	2,032,258	1,257,397	4.80%
Jeffrey L. Parker (5)	518,825	508,065	518,825	1.97%
Paul A. Rosenbaum (6)	512,242	508,065	512,242	1.95%
Lewis H. Titterton (7)	876,747	508,065	876,747	3.34%
Stacie P. Wilf (8)	92,079	508,065	92,079	*
Forrest John Bahl	30,000	254,032	30,000	*
Tucochan LLC (9)	200,000	254,032	200,000	*
Thomas O. Boucher (10)	64,200	433,503	64,200	*
Doon 2011 Trust(10)	15,000	216,751	15,000	*
Skylight Trust (10)	24,700	108,376	24,700	*
Haystack Trust (10)	0	108,376	0	*
Giant Trust (10)	0	108,376	0	*
Algonquin Trust (10)	18,000	108,376	18,000	*
Anthony Corso (10)	50,000	325,127	50,000	*
Robert T. Clutterbuck Trust	4,000	433,503	4,000	*

*	Less than 1%

(1)

The information in the table is based on information supplied to us by the selling stockholders. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and generally includes shares over which the selling stockholder has voting or dispositive power, including any shares that the selling stockholder has the right to acquire within 60 days of November 1, 2018.

(2)	The shares of Common Stock offered by this prospectus assume conversion of all of the shares in full at their respective maturity dates at $0.40 per share, with respect to the First Notes, and $0.57 per share with respect to the Second Note, and assumes that interest paid through maturity will be paid in shares of Common Stock at a price of $0.155 per share, which is approximately half of the average of the last sale price of our Common Stock for the five days prior to the date of this prospectus.

(3)	Assumes the sale of all shares of Common Stock registered pursuant to the prospectus, although the selling stockholders are under no obligation known to us to sell any shares of Common Stock at this time. Percentage is calculated based on 26,203,588 shares of Common Stock outstanding on November 2, 2018 plus, for each person or group, any shares of Common Stock that the person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. Unless otherwise indicated, each person or group has sole voting and dispositive power over all such shares of Common Stock.

(4)	GEM Investment Advisors, LLC (“GEM Advisors”) is the general partner of GEM Partners LLC (“GEM”) and Flat Rock Partners LP (“FlatRock”). Mr. Daniel Lewis (“Lewis”) is the controlling person of GEM Advisors. GEM Advisors and Lewis have shared voting and dispositive power. Beneficial ownership includes 1,245,898 shares held by GEM, 4,899 shares held by FlatRock, and 6,600 shares held by Lewis.

(5)	Jeffrey L. Parker is our Chief Executive Officer and Chairman of the Board. Mr. Parker’s beneficial ownership includes 180,000 shares of Common Stock issuable upon currently exercisable options, 214,879 shares held by Mr. Parker directly, 117,259 shares held by Jeffrey Parker and Deborah Parker Joint Tenants in Common, over which Mr. Parker has shared voting and dispositive power, and 6,687 shares owned of record by Mr. Parker’s child over which Mr. Parker disclaims ownership.

(6)	Paul A. Rosenbaum is one of our independent directors. Mr. Rosenbaum’s beneficial ownership includes 86,250 shares issuable upon currently exercisable options and options and restricted stock units that he has a right to acquire within the next 60 days and excludes 93,750 shares issuable upon options that may become exercisable in the future.

(7)	Lewis H. Titterton is one of our independent directors. Mr. Titterton’s beneficial ownership includes 31,250 shares issuable upon options that he has a right to acquire within the next 60 days and excludes 93,750 shares issuable upon options that may become exercisable in the future.

(8)	Stacie P. Wilf is the sister of Mr. Jeffrey Parker.

(9)	John Reynolds, as President of Tucochan LLC, is deemed to have beneficial ownership of shares held by Tuchochan LLC.

(10)	Thomas A. Boucher is an affiliate of Ingalls & Snyder LLC, a registered broker-dealer, and holds voting and dispositive power as trustee of Doon 2011 Trust, Skylight Trust, Haystack Trust, Giant Trust, and Algonquin Trust and as attorney in fact for Anthony Corso.

PLAN OF DISTRIBUTION

The Common Stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of Common Stock by other means not described in this prospectus.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholders and/or purchasers of the Common Stock for whom the broker-dealers may act as agent.

The selling stockholders and any underwriters, broker-dealers, or agents that participate in the sale of the Common Stock or interests therein may be deemed to be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Common Stock may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to pay certain fees and expenses incident to the registration of the securities registered hereunder. We have also agreed to provide indemnification and contribution to the selling stockholders against certain civil liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

We have advised the selling stockholders that while they are engaged in the distribution of the shares included in this prospectus, they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering as it relates to the selling stockholders will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON EQUITY

Market Information

On August 17, 2018, our Common Stock was delisted from Nasdaq, began trading on the OTCQB, an over-the-counter market, under the ticker symbol “PRKR”. The following table shows, for the periods indicated, the high and low bid prices per share of our Common Stock as reported by OTC Markets Group (www.otcmarkets.com) and the high and low sales prices of our Common Stock as reported by Nasdaq, respectively. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not necessarily represent actual transactions.

Quarter Ended	High	Low
September 30, 2018 (beginning August 17, 2018)	$0.70	$0.21
September 30, 2018 (the period from July 1, 2018 through August 17, 2018)	0.88	0.25
June 30, 2018	0.82	0.48
March 31, 2018	1.25	0.76
December 31, 2017	1.73	1.02
September 30, 2017	2.24	1.57
June 30, 2017	2.72	1.75
March 31, 2017	3.80	1.60
December 31, 2016	4.55	1.84
September 30, 2016	8.18	3.07

As of November 12, 2018, the last reported sale price of our Common Stock, as reported by OTC Markets Group, was $0.26.

Holders

As of September 24, 2018, there were 106 holders of record of our Common Stock.

Dividends

We do not currently pay dividends on our Common Stock and intend to retain our cash and future earnings, if any, to fund our business plan. Our future dividend policy is within the discretion of our Board and will depend upon various factors, including our business, financial condition, results of operations and capital requirements.

LEGAL MATTERS

The legality of the Common Stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York. Graubard Miller owns shares of our Common Stock constituting less than 1% of our outstanding shares of Common Stock.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our Common Stock is traded on the OTCQB Market.

This prospectus does not contain all of the information set forth in the exhibits attached to the registration of which it forms a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the securities offered under this prospectus, you are referred to the exhibits and schedules which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or for free from the SEC’s website at http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any information that we file after the date of this prospectus with the SEC will automatically update and supersede the information contained in this prospectus or in a document previously incorporated by reference herein. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates by reference (i) the documents listed below, (ii) any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, and (iii) any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after effectiveness of such registration statement until all of the securities are sold or we deregister all securities then remaining unsold:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (filed on March 29, 2018);

•	our Quarterly Reports on Forms 10-Q for the fiscal quarters ended March 31, 2018 (filed on May 15, 2018) and June 30, 2018 (filed on August 14, 2018);

•	our Current Reports on Form 8-K, including any amendments to our Current Reports on Form 8-K/A, dated February 16, 2018 (filed on February 16, 2018), March 23, 2018 (filed on March 23, 2018), March 26, 2018 (filed on March 27, 2018), April 4, 2018 (filed on April 5, 2018), April 9, 2018 (filed on April 13, 2018), April 26, 2018 (filed on April 27, 2018), June 12, 2018 (filed on June 14, 2018), July 26, 2018 (filed on July 30, 2018), August 15, 2018 (filed on August 15, 2018), August 23, 2018 (filed on August 23, 2018 and amended on November 2, 2018), September 10, 2018 (filed September 11, 2018), September 11, 2018 (filed September 14, 2018), September 19,2018 (filed September 19, 2018), September 20, 2018 (filed September 25, 2018), October 30, 2018 (filed October 30, 2018);

•	our Proxy Statement dated April 30, 2018, used in connection with the annual meeting of shareholders that was held on June 12, 2018;

•	our Proxy Statement dated October 1, 2018, used in connection with the special meeting of shareholders that was held on October 30, 2018; and

•	our Form 8-A effective on November 30, 1993, registering our Common Stock, under Section 12(g) of the Exchange Act, and our Form 8-A effective on November 22, 2005, as amended on November 20, 2015, registering rights to purchase our Series E Preferred Stock, under Section 12(g) of the Exchange Act.

Notwithstanding the foregoing, any documents or information deemed to have been furnished and not filed in accordance with SEC rules shall not be deemed incorporated by reference into this prospectus.

We will furnish, without charge, upon written or oral request, to each person to whom this prospectus is delivered, a copy of any or all of the documents incorporated by reference (without such documents’ exhibits) Requests should be directed to, ParkerVision, Inc., 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256, telephone number (904) 732-6100, Attention: Chief Financial Officer.

We maintain an Internet site at http://www.parkervision.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this prospectus or the registration statement of which this prospectus is a part.